Exhibit 99.1

3.2 MW Solar Project Announced by PowerBank

Project to power the equivalent of approximately 400 homes

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025 to its short form base shelf prospectus dated May 7, 2025

Toronto, Ontario, July 20, 2026 — PowerBank Corporation (Nasdaq: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, is pleased to announce it has executed a lease agreement on a 3.2 MW DC ground-mount solar project known as the Scofield project (the “Project”), in Broome County, New York. The Project is expected to be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program.

The Project is progressing well, with an interconnection application already underway. Assuming receipt of interconnection approval, the Company will work to complete the permitting process and secure the necessary financing for the construction of the Project.

Once completed, the Project will be operated as a community solar project. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar power that’s generated by the project, accessing the benefits of solar without installing panels on their home. This allows homeowners to realize a reduced cost per kW/hour from the power they consume versus standard utility rates.

This Project is expected to remain eligible for the United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025, as physical work began on the Project prior to the July 4, 2026 deadline and the physical work is expected to meet the requirements under the IRS Physical Work Test. The Project has a total construction value of approximately $8 million USD, and an expected ITC value of approximately $3.2 million USD.

Investment Tax Credits have been available for solar projects since 2006, providing a 30% tax credit for commercial solar installations that meet specific requirements, with opportunities for ITC bonus adders. The One Big Beautiful Bill Act, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits.

The Scofield project is a relocation and redesign of the previously announced Boyle Rd. project.

Compensation Matters

Amending Agreements to Executive Officer Agreements

The Company entered into amending agreements with certain of its executive officers, each as described below:

●	Amendment to consulting agreement dated July 1, 2026 between the Company and Art Vancouver Productions Inc. (the “Wayrynen Amending Agreement”), pursuant to which Mr. Matthew Wayrynen will continue to provide services to the Company as Executive Chair. Pursuant to the Wayrynen Amending Agreement, the monthly fee for the services of Mr. Wayrynen will be increased to C$50,000 (plus applicable taxes) and is subject to further increase to up to C$100,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.
●	Amendment to consulting agreement between the Company and Light Voltaic Corporation (the “Lu Amending Agreement”) dated July 1, 2026, pursuant to which Dr. Richard Lu will continue to provide services as the Chief Executive Officer of the Company. Pursuant to the Lu Amending Agreement, the monthly fee for the services of Dr. Lu will be increased to C$66,875 (plus applicable taxes) and is subject to further increase to up to C$100,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.
●	Amendment to the consulting agreement between the Company and The Phoenix Trendz Inc. (the “Zheng Amending Agreement”) dated July 1, 2026, pursuant to which Ms. Tracy Zheng will continue to provide services as the Executive Vice President, Corporate Development of the Company. Pursuant to the Zheng Amending Agreement, the monthly fee for the services of Ms. Zheng will be increased to C$33,334 (plus applicable taxes) and is subject to further increase to up to C$50,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.

All of the agreements set forth above have a term of five years.

Amending Agreements to Consulting Agreements

PowerBank also entered into a series of amending agreements with three members of its advisory board and a corporate advisor. The terms of such agreements are for a five-year period. Under the amended terms, each individual advisor will receive a monthly fee of C$50,000, payable in a combination of cash and Common Shares. The corporate advisor continues to receive a monthly fee of US$50,000. The fees may be increased upon the completion of equity or debt financings by the Company above specified thresholds.

PowerBank also entered into an amending agreement with its General Counsel. Under the amended terms, its General Counsel will receive a monthly fee of C$50,000, payable in a combination of cash and Common Shares. The fees may be increased upon the completion of equity or debt financings by the Company above specified thresholds.

The compensation disclosed in this news release, along with the fees payable to the Company’s independent directors (C$112,500 total for all independent directors for each calendar quarter), are, at the election of the Company and subject to stock exchange approval, payable in shares of the Company on a quarterly basis based on the closing market price of the Company’s shares on the last trading day of each quarter.

In addition to the above, the Company has also made grants of restricted share units within the current limits set out in its restricted share unit plan to certain directors, officers, employees and consultants.

All dollar amounts herein are in Canadian dollars, unless otherwise specified.

Shares to Solar Flow-Through Directors

In addition, the Company will issue a total of 298,804 shares to certain former and current directors and officers of Solar Flow-Through Funds Ltd. (“SFF”) These shares are issuable in connection with outstanding directors fees due to such directors or officers that were assumed as part of the acquisition of Solar Flow-Through Funds Ltd. (“SFF”).

The issuance of 58,926 shares to Matthew Wayrynen (director and officer of the Company) and 58,926 shares indirectly to Frederick Jung (officer of SFF) (collectively, the “Related Parties”), will be considered “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such Related Parties’ participation in the Debt Settlement as neither the fair market value of the Debt Settlement of, nor the fair market value of the Shares to be issued thereunder, insofar as it involves Related Parties, is expected to exceed 25% of the Company’s market capitalization (all as determined under MI 61-101). A material change report will not be filed in connection with this transaction. The securities of the Company that will be acquired by the Related Parties will be acquired pursuant to an exemption from the prospectus requirement in section 2.14 of National Instrument 45-106. The Board of Directors of the Company approved the issuance of these shares with Mr. Wayrynen abstaining from voting on the approval of the issuance of his shares. As a result of this transaction Mr. Wayrynen and Mr. Jung’s percentage ownership of common shares of the Company will increase to 1.06% and 0.41%, respectively.

The issuance of shares is subject to final acceptance of the Cboe Canada Exchange Inc. and all shares issued thereunder will be subject to a statutory hold period of four months and a day from the date of issuance in accordance with applicable securities legislation.

PowerBank’s proven expertise, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, underpins the project’s execution. Strategic partnerships and institutional-grade development capabilities position PowerBank to deliver reliable, high-impact energy solutions. These capabilities are increasingly valuable as AI and data center growth place unprecedented demand on the North American grid.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; pertaining to the amending agreements and payments thereunder; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation